March 12, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Charles Lee

Re:	Demandware, Inc. Registration Statement No. 333-175595

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Goldman, Sachs & Co. and Deutsche Bank Securities Inc., as representatives of the several underwriters, hereby join Demandware, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern time on March 14, 2012, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between March 1, 2012 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 1, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	1,577
Prospective Dealers	10
Individuals	63
Other	250
Total	1,900

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours, Goldman, Sachs & Co. Deutsche Bank Securities Inc. By: Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.